Exhibit (a)(1)(B)
E-MAIL TO ALL ELIGIBLE EMPLOYEES
August 27, 2009
To Eligible Option Holders:
We are pleased to announce that the shareholders of SMART Modular Technologies (WWH), Inc. have approved the option exchange program and we may now officially launch it. This program offers you the opportunity to exchange options you have with an exercise price higher than $4.20 per share, for fewer new options that, in most cases, will have a more favorable exercise price. This program is intended to retain and provide incentives to our dedicated employees who currently hold underwater options.
Information about which option grants and which employees are eligible are discussed in the attached offering materials, which are also available by clicking on this hyperlink: http://smprd.sap.smartm.com:8000/docs. Please read and carefully consider all of the information provided. You will receive a personalized Election Form in a separate e-mail. If you are not able to access the website or you do not receive a personalized Election Form, a copy of the offering materials and your Election Form are available from:
Kimberley McKinney, HR Manager
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, California 94560
Tel: (510) 624-8193 / Fax: (510) 624-8245
E-mail: Option.Exchange@smartm.com
If you have any questions, you may contact Jack Moyer, Vice President, Human Resources, at (510) 624-8242, or Kimberley McKinney at the telephone number or e-mail listed above.
To participate in the program, your personalized Election Form (properly completed and signed by you) must be received by Kimberley McKinney via facsimile, e-mail or by hand delivery, at the fax number, e-mail address or physical address shown above, no later than 5:00 p.m., Pacific Time, on September 25, 2009 (unless the offer is extended).
Please note that neither the Company nor the Board of Director makes any recommendation whether you should accept or refrain from accepting the offer to exchange options. Management is available to answer your questions, but cannot advise you whether you should participate. You must make your own decision about the offer, taking into account your own personal circumstances and preferences. You should carefully review the materials and information provided. In addition, the Company recommends that you consult with your personal financial, tax and legal advisors in deciding whether to accept the offer to exchange options.
KEY DATES TO REMEMBER
•	The offer to exchange options and deliver your Election Form if you decide to participate expires at 5:00 p.m., Pacific Time, on September 25, 2009 (unless the offer is extended).
•	The new options will be granted on September 28, 2009 (or, if the offer is extended, the first business day after the new expiration date).
We are pleased to provide you this opportunity to participate in the option exchange program.
Thank you for your continued hard work and loyalty. We look forward to exciting times together in the future.
Sincerely,
Iain MacKenzie
President and Chief Executive Officer